Pricing Supplement Dated February 8, 2010 Rule 424(b)(3)

(To Prospectus Supplement Dated July 9, 2009 File No. 333-160487

and Prospectus Dated July 9, 2009) Pricing Supplement No. 2010-2

GENERAL ELECTRIC CAPITAL CORPORATION

GE Interest Plus®

Variable Denomination Floating Rate Notes

Interest Rate: Under $15,000 to $50,000 and

$15,000 $49,999 Over

Rate Yield Rate Yield Rate Yield

1.60% 1.61% 1.75% 1.76% 1.90% 1.92%

Initial Investment Incentive: $25 for an initial investment of at least $500 or an initial investment of at least $250 along with enrollment in the automatic investment plan. An additional $25 if automatic deduction from a GE employee payroll or GE pension check is authorized within the first 30 days after an investment account is opened. One lifetime incentive per Social Security number. Incentive will be reported as interest income on the 1099-INT statement issued at year-end.

Effective Dates: February 8, 2010 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available at GEInterestPlus.com or by calling 800-433-4480, 24 hours a day, seven days a week.

The rates for GE Interest Plus Notes are separate and distinct from the rate established for GE Interest Plus for Businesses, which is offered to business investors.

Additional Information:

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended, as follows:
Year Ended December 31,					Nine Months Ended,
2004	2005	2006	2007	2008	September 30, 2009

1.82	1.66	1.63	1.56	1.24	0.88

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which is considered to be representative of the interest factor of such rentals.

As set forth above, GE Capitals ratio of earnings to fixed charges declined to 0.88:1 in the first nine months of 2009 due to lower pre-tax earnings which were primarily driven by higher provisions for losses on financing receivables in connection with the challenging economic environment. As of September 30, 2009, the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges was $1,689 Million.